                                                                      EXHIBIT 99

ITEM 3. LEGAL PROCEEDINGS.

     For a description of certain legal and regulatory proceedings affecting us, see Notes 10(c) and 10(d) to our consolidated financial statements, which notes are incorporated herein by reference.

ITEM 7. MANAGEMENT'S NARRATIVE ANALYSIS OF THE RESULTS OF OPERATIONS OF RELIANT ENERGY RESOURCES CORP. AND ITS CONSOLIDATED SUBSIDIARIES.

                  CERTAIN FACTORS AFFECTING OUR FUTURE EARNINGS

     Our past earnings are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on numerous factors including:

     o state, federal and international legislative and regulatory developments and changes in or application of environmental and other laws and regulations to which we are subject and changes in or application of laws or regulations applicable to other aspects of our business;

     o the timing of the implementation of our parent company's Business Separation Plan;

     o the effects of competition, including the extent and timing of the entry of additional competitors in our markets;

     o    liquidity concerns in our markets;

     o industrial, commercial and residential growth in our service territories;

     o our pursuit of potential business strategies, including acquisitions or dispositions;

     o    state, federal and other rate regulations in the United States;

     o the timing and extent of changes in interest rates and commodity prices, particularly natural gas;

     o    weather variations and other natural phenomena;

     o    our ability to cost-effectively finance and refinance;

     o financial market conditions, our access to capital and the results of our financing efforts;

     o the credit worthiness or bankruptcy or other financial distress of our trading, marketing and risk management services counterparties;

     o    actions by rating agencies with respect to us or our competitors;

     o    acts of terrorism or war;

     o    the availability and price of insurance; and

     o political, legal, regulatory and economic conditions and developments in the United States.

     In order to adapt to the increasingly competitive environment in our industry, we continue to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties and dispositions of currently owned businesses.

FACTORS AFFECTING THE RESULTS OF RERC OPERATIONS

     Natural Gas Distribution. Our Natural Gas Distribution business segment competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other gas distributors and marketers also compete directly with our Natural Gas Distribution business segment for gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our Natural Gas Distribution business segment's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers.

     Generally, the regulations of the states in which our Natural Gas Distribution business segment operates allow us to pass through changes in the costs of natural gas to our customers through purchased gas adjustment provisions in rates. There is, however, an inherent timing difference between our purchases of natural gas and the ultimate recovery of these costs. Consequently, we may incur additional "carrying" costs as a result of this timing difference and the resulting, temporary under-recovery of our purchased gas costs. To a large extent, these additional carrying costs are not recovered from our customers.

     On November 21, 2001, Arkla filed a rate case (Docket 01-243-U) with the Arkansas Public Service Commission seeking an increase in rates for its Arkansas customers of approximately $47 million on an annual basis. Arkla's last rate increase was authorized in 1995. In the rate filing, Arkla maintains that its rate base has grown by $183 million, and its operating expenses have increased from $93 million to $106 million on an annual basis and, therefore, Arkla's current rates for service to Arkansas customers do not provide a reasonable opportunity for Arkla to cover its operating costs and earn a fair return on its investment. A decision in the case is expected in the fall of 2002.

     Pipelines and Gathering. Our Pipelines and Gathering business segment competes with other interstate and intrastate pipelines in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service. Our Pipelines and Gathering business segment competes indirectly with other forms of energy available to its customers, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas we serve and the level of competition for transportation and storage services. Since FERC Order No. 636, REGT's and MRT's commodity sales activity has been minimal. Commodity transactions are usually related to system management activity which we have been able to manage with little exposure. We have not been nor do we anticipate being negatively impacted by higher price levels and the tightening of supply experienced in the fourth quarter of 2000 and the first quarter of 2001. In addition, competition for our gathering operations is impacted by commodity pricing levels in its markets because these prices influence the level of drilling activity in those markets.

     Natural Gas Pipeline Company of America has proposed, and is soliciting customers for a 30" pipeline paralleling MRT's East Line in Illinois to a point 17 miles east of St. Louis Metro, with a proposed in-service date of June 2002. This service would represent an alternative to that provided by MRT. MRT has renewed or is engaged in negotiations to renew service agreements under multi-year terms, including service and potential expansion needs along MRT's existing East Line in Illinois. Our Pipelines and Gathering business segment derives approximately 14% of its revenues from Laclede Gas Company, which has an annual evergreen term provision. In February 2002, MRT negotiated an agreement to extend its existing service relationship with Laclede for a five year period subject to acceptance by the FERC. However, the Pipeline and Gathering business segment's financial results could be materially adversely affected after this five year period if Laclede decides to engage another pipeline for the transportation services currently provided by the Pipeline and Gathering business segment.

                 RELIANT ENERGY RESOURCES CORP. AND SUBSIDIARIES
           (A WHOLLY OWNED SUBSIDIARY OF RELIANT ENERGY, INCORPORATED)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(f) Regulatory Assets.

    RERC applies the accounting policies established in SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) to the accounts of the utility operations of Natural Gas Distribution and MRT. As of December 31, 2000 and 2001, RERC had recorded $5 million and $3 million, respectively, of net regulatory assets.

    If, as a result of changes in regulation or competition, RERC's ability to recover these assets and liabilities would not be assured, then pursuant to SFAS No. 101, "Regulated Enterprises Accounting for the Discontinuation of Application of SFAS No. 71" (SFAS No. 101) and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121), RERC would be required to write off or write down these regulatory assets and liabilities. In addition, RERC would be required to determine any impairment to the carrying costs of plant and inventory assets.

(5) DERIVATIVE INSTRUMENTS

     Effective January 1, 2001, RERC adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative instrument as hedging
(a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge) or (b) the exposure to variability in expected future cash flows (Cash Flow Hedge) or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative after-tax increase in accumulated other comprehensive income of $38 million. The adoption also increased current assets, long-term assets, current liabilities and long-term liabilities by approximately $88 million, $5 million, $53 million and $2 million, respectively, in RERC's Consolidated Balance Sheet. During the year ended December 31, 2001, $34 million of the initial after-tax transition adjustment recognized in other comprehensive income was recognized in net income.

     During the third quarter of 2001, the FASB cleared an issue related to application of the normal purchases and normal sales exception to contracts that combine forward and purchased option contracts. The effective date of this guidance is April 1, 2002, and RERC is currently assessing the impact of this cleared issue and does not believe it will have a material impact on RERC's consolidated financial statements.

     RERC is exposed to various market risks. These risks are inherent in RERC's consolidated financial statements and arise from transactions entered into in the normal course of business. RERC utilizes derivative financial instruments such as physical forward contracts, swaps and options (Energy Derivatives) to mitigate the impact of changes and cash flows of its natural gas on its operating results and cash flows.

 (a) Non-Trading Activities.

     Cash Flow Hedges. To reduce the risk from market fluctuations in revenues and the resulting cash flows derived from the sale of natural gas, RERC may enter into Energy Derivatives in order to hedge certain expected purchases and sales of natural gas (Non-trading Energy Derivatives). In 2001 these transactions were entered into with Reliant Energy Services, an affiliated company (See Note 2). The Non-trading Energy Derivative portfolios are managed to complement the physical transaction portfolio, reducing overall risks within authorized limits.

     RERC applies hedge accounting for its Non-trading Energy Derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. This correlation, a measure of hedge effectiveness, is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% to 120% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied. During 2001, the amount of hedge ineffectiveness recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges was immaterial. No component of the derivative instruments' loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, RERC realizes in net income the deferred gains and losses recognized in accumulated other comprehensive loss. During the year ended December 31, 2001, there was a $3.6 million deferred loss recognized in earnings as a result of the discontinuance of cash flow hedges because it was no longer probable that the forecasted transaction would occur due to credit problems of a customer. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive loss is reclassified and included in RERC's Statements of Consolidated Income under the caption "Natural Gas and Purchased Power." Cash flows resulting from these transactions in Non-trading Energy Derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2001, RERC's current non-trading derivative assets and liabilities and corresponding amounts in accumulated other comprehensive gain or loss were expected to be reclassified into net income during the next twelve months.

     The maximum length of time RERC is hedging its exposure to the variability in future cash flows for forecasted transactions on existing financial instruments is primarily two years with a limited amount of exposure up to three years. RERC's policy is not to exceed five years in hedging its exposure.

(b) Energy Trading, Marketing and Price Risk Management Activities.

     During 2000 and in prior years, RERC offered energy, price risk management services through a subsidiary, Reliant Energy Services. In December 2000, Reliant Energy Services was transferred to an affiliated company. Reliant Energy Services offered energy price risk management services primarily related to natural gas, electric power and other energy related commodities. Reliant Energy Services provided these services by utilizing a variety of derivative financial instruments, including (a) fixed and variable-priced physical forward contracts,
(b) fixed and variable-priced swap agreements, (c) options traded in the over-the-counter financial markets and (d) exchange-traded energy futures and option contracts (Trading Derivatives). Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between industry pricing publications or exchange quotations.

     RERC applied mark-to-market accounting for all of its energy trading, marketing and price risk management operations. Accordingly, these Trading Derivatives were recorded at fair value with realized and unrealized gains (losses) recorded as a component of revenues prior to the Merger. There were no recognized, unrealized balances (energy trading, marketing and price risk management assets/liabilities) as of December 31, 2000 and 2001.

(c) Credit Risks.

     In addition to the risk associated with price movements, credit risk is also inherent in RERC's non-trading derivative activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. RERC enters into financial transactions to hedge purchases and sales with Reliant Energy Services as the counterparty since December 2000. Reliant Energy Services, an affiliated company, enters into financial transactions with unaffiliated parties to complete the hedge transaction and assumes the risk of loss from unaffiliated parties. As of December 31, 2001, the counterparty for all of RERC's non-trading derivative assets and liabilities was Reliant Energy Services.

(d) Trading and Non-trading - General Policy.

     Reliant Energy has established a Risk Oversight Committee comprised of corporate and business segment officers that oversees all commodity price and credit risk activities, including Reliant Energy's trading, marketing, risk management services and hedging activities. The committee's duties are to establish Reliant Energy's commodity risk policies, allocate risk capital within limits established by Reliant Energy's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with Reliant Energy's risk management policies and procedures and trading limits established by Reliant Energy's board of directors.

     Reliant Energy's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

(7) TRUST PREFERRED SECURITIES

     In June 1996, a Delaware statutory business trust created by RERC Corp. (RERC Trust) issued $173 million aggregate amount of convertible preferred securities to the public. RERC Corp. accounts for RERC Trust as a wholly owned consolidated subsidiary. RERC Trust used the proceeds of the offering to purchase convertible junior subordinated debentures issued by RERC Corp. having an interest rate and maturity date that correspond to the distribution rate and mandatory redemption date of the convertible preferred securities. The convertible junior subordinated debentures represent RERC Trust's sole assets and its entire operations. RERC Corp. considers its obligation under the Amended and Restated Declaration of Trust, Indenture and Guaranty Agreement relating to the convertible preferred securities, taken together, to constitute a full and unconditional guarantee by RERC Corp. of RERC Trust's obligations with respect to the convertible preferred securities.

     The convertible preferred securities are mandatorily redeemable upon the repayment of the convertible junior subordinated debentures at their stated maturity or earlier redemption. Each convertible preferred security is convertible at the option of the holder into $33.62 of cash and 1.55 shares of Reliant Energy common stock. At Restructuring, each convertible preferred security is convertible into 1.55 shares of CenterPoint Energy common stock and $33.62 in cash. At Distribution, each convertible preferred security is convertible into an increased number of shares of CenterPoint Energy common stock based on a formula in the indenture governing the junior subordinated debentures and $33.62 in cash. During 2000 and 2001, convertible preferred securities of $0.3 million and $0.04 million, respectively, were converted. As of December 31, 2000 and 2001, $0.4 million liquidation amount of convertible preferred securities were outstanding. The securities, and their underlying convertible junior subordinated debentures, bear interest at 6.25% and mature in June 2026. Subject to some limitations, RERC Corp. has the option of deferring payments of interest on the convertible junior subordinated debentures. During any deferral or event of default, RERC Corp. may not pay dividends on its common stock to Reliant Energy. As of December 31, 2001, no interest payments on the convertible junior subordinated debentures had been deferred.

(10) COMMITMENTS AND CONTINGENCIES

(a) Capital and Environmental Commitments.

    RERC has various commitments for capital and environmental expenditures. RERC anticipates investing up to $6 million in capital and other special project expenditures between 2002 and 2006 for environmental compliance.

(b) Lease Commitments.

    The following table sets forth information concerning RERC's obligations under non-cancelable long-term operating leases principally consisting of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions):

2002.................................................              $ 14
2003.................................................                12
2004.................................................                 7
2005.................................................                 6
2006.................................................                 5
2007 and beyond......................................                66
                                                                   ----
          Total......................................              $110
                                                                   ====

    Total rental expense for all operating leases was $33 million, $33 million and $32 million in 1999, 2000 and 2001, respectively.

(b) Transportation Agreement.

    Prior to the merger of a subsidiary of Reliant Energy and RERC Corp., a predecessor of Reliant Energy Services entered into a transportation agreement (ANR Agreement) with ANR Pipeline Company (ANR) that contemplated a transfer to ANR of an interest in some of RERC's pipelines and related assets. The interest represented capacity of 250 million cubic feet (Mmcf)/day. Under the ANR Agreement, an ANR affiliate advanced $125 million to RERC. Subsequently, the parties restructured the ANR Agreement and RERC refunded in 1993 and 1995, $34 million and $50 million, respectively, to ANR. RERC has agreed to reimburse Reliant Energy Services for any transportation payments made under the ANR agreement and for the refund of the $41 million. In RERC's Consolidated Balance Sheet, RERC has recorded a long-term notes payable to Reliant Energy Services of $31 million and a deferred obligation to ANR of $10 million as of December 31, 2001.

(c) Environmental Matters.


     Hydrocarbon Contamination. On August 24, 2001, 37 plaintiffs filed suit against Reliant Energy Gas Transmission Company, Inc., Reliant Energy Pipeline Services, Inc., RERC, Reliant Energy Services, and other Reliant Energy entities and third parties (Docket No. 460, 916-Div. "B"), in the 1st Judicial District Court, Caddo Parish, Louisiana. The petition has now been supplemented five times. As of March 11, 2002, there were 628 plaintiffs, a majority of whom are Louisiana residents who live near the Wilcox Aquifer. In addition to the Reliant Energy entities, the plaintiffs have sued the State of Louisiana through its Department of Environmental Quality, several individuals, some of whom are present employees of the State of Louisiana, the Bayou South Gas Gathering Company, L.L.C., Martin Timber Company, Inc., and several trusts.


    The suit alleges that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer which lies beneath property owned or leased by the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility." This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution. This site was originally leased and operated by predecessors of Reliant Energy Gas Transmission Company in the late 1940s and was operated until Arkansas Louisiana Gas Company ceased operations of the plant in the late 1970s.

     Beginning about 1985, the predecessors of certain Reliant Energy defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they own or lease. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and in addition seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. As of December 31, 2001, RERC is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in this matter.

    Manufactured Gas Plant Sites. RERC and its predecessors operated a manufactured gas plant (MGP) until 1960 adjacent to the Mississippi River in Minnesota formerly known as Minneapolis Gas Works (MGW). RERC has substantially completed remediation of the main site other than ongoing water monitoring and treatment. The manufactured gas was stored in separate holders. RERC is negotiating cleanup of one such holder. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, RERC believes that two were neither owned nor operated by RERC. RERC believes it has no liability with respect to the sites it neither owned nor operated.

    At December 31, 2000 and 2001, RERC had accrued $18 million and $23 million, respectively, for remediation of the Minnesota sites. At December 31, 2001, the estimated range of possible remediation costs was $11 million to $49 million. The cost estimates of the MGW site are based on studies of that site. The remediation costs for the other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used.

    Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. RERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. Based on current information, RERC has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

    Other Minnesota Matters. At December 31, 2000 and 2001, RERC had recorded accruals of $4 million and $5 million, respectively for other environmental matters in Minnesota for which remediation may be required. At December 31, 2001, the estimated range of possible remediation costs was $4 million to $8 million.

    Mercury Contamination. RERC's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by RERC at some sites in the past, and RERC has conducted remediation at sites found to be contaminated. Although RERC is not aware of additional specific sites, it is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on experience by RERC and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, RERC believes that the costs of any remediation of these sites will not be material to RERC's financial position, results of operations or cash flows.

    Potentially Responsible Party Notifications. From time to time RERC has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. Considering the information currently known about such sites and the involvement of RERC in activities at these sites, RERC does not believe that these matters will have a material adverse effect on RERC's financial position, results of operations or cash flows.

(d) Other Legal Matters.


    California Wholesale Market. Reliant Energy, Reliant Energy Services (a wholly owned subsidiary of Reliant Resources), Reliant Energy Power Generation, Inc. (a wholly owned subsidiary of Reliant Resources) and several other subsidiaries of Reliant Resources, as well as three officers of some of these companies, have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. RERC had also been named as a defendant in one of these actions. Plaintiffs have voluntarily dismissed Reliant Energy from two of the three class actions in which it was named as a defendant. Plaintiffs have also voluntarily dismissed RERC from the one action in which it was named as a defendant.


    Natural Gas Measurement Lawsuits. In 1997, a suit was filed under the Federal False Claim Act against RERC, REGT and REFS alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the U.S. District Court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case was consolidated, together with the other similar False Claim Act cases filed and transferred to the District of Wyoming. Motions to dismiss were denied. The defendants intend to vigorously contest this case.

     In addition, RERC, REGT, REFS and MRT have been named as defendants in a class action filed in May 1999 against approximately 245 pipeline companies and their affiliates. The plaintiffs in the case purport to represent a class of natural gas producers and fee royalty owners who allege that they have been subject to systematic gas mismeasurement by the defendants, including certain Reliant Energy entities, for more than 25 years. The plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees. The action is currently pending in state court in Stevens County, Kansas. Plaintiffs initially sued Reliant Energy Services, but that company was dismissed without prejudice on June 8, 2001. Other Reliant Energy entities that were misnamed or duplicative have also been dismissed. MRT and REFS have filed motions to dismiss for lack of personal jurisdiction and are currently responding to discovery on personal jurisdiction. All four Reliant Energy defendants have joined in a motion to dismiss.

     The defendants plan to raise significant affirmative defenses based on the terms of the applicable contracts, as well as on the broad waivers and releases in take or pay settlements that were granted by the producer-sellers of natural gas who are putative class members.

     Other. RERC is a party to other litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effects, if any, from the disposition of these matters will not have a material adverse effect on RERC's financial position, results of operations or cash flows.

(13) REPORTABLE SEGMENTS

    Because RERC Corp. is a wholly owned subsidiary of Reliant Energy, RERC's determination of reportable segments considers the strategic operating units under which Reliant Energy manages sales, allocates resources and assesses performance of various products and services to wholesale or retail customers in differing regulatory environments.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that some executive benefit costs have not been allocated to segments. RERC evaluates performance based on operating income, excluding some corporate costs not allocated to the segments. RERC accounts for intersegment sales as if the sales were to third parties, that is, at current market prices.

    RERC's financial reporting segments include the following: Natural Gas Distribution, Pipelines and Gathering, Wholesale Energy and Other Operations. Natural Gas Distribution consists of intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers, and some non-rate regulated retail gas marketing operations. Pipelines and Gathering includes the interstate natural gas pipeline operations and natural gas gathering and pipeline services. Reliant Energy Services was previously reported within the Wholesale Energy segment. Other Operations includes unallocated general corporate expenses and non-operating investments. During 2000, Reliant Energy transferred RERC's non-rate regulated retail gas marketing from Other Operations to Natural Gas Distribution and RERC's natural gas gathering business from Wholesale Energy to Pipelines and Gathering. On December 31, 2000, RERC Corp. transferred all of the outstanding stock of RESI, Arkla Finance and RE Europe Trading, all wholly owned subsidiaries of RERC Corp., to Reliant Resources. Also, on December 31, 2000, a wholly owned subsidiary of Reliant Resources merged with and into Reliant Energy Services, a wholly owned subsidiary of RERC Corp., with Reliant Energy Services as the surviving corporation. As a result of the Merger, Reliant Energy Services became a wholly owned subsidiary of Reliant Resources. Reportable segments from previous years have been restated to conform to the 2001 presentation. All of RERC's long-lived assets are in the United States.

     Financial data for business segments and products and services are as follows:


                                                                                                    SALES TO
                                                  PIPELINES                                           NON-
                                    NATURAL GAS      AND      WHOLESALE     OTHER     RECONCILING     RERC
                                    DISTRIBUTION  GATHERING    ENERGY     OPERATIONS  ELIMINATIONS  AFFILIATES CONSOLIDATED
                                    ------------  ---------   ---------   ----------  ------------  ---------- ------------
                                                                        (IN MILLIONS)
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1999:
Revenues from external customers....  $   2,735    $     151   $   6,024   $       8    $      --   $     197   $   9,115
Intersegment revenues...............         46          180         264          --         (490)         --          --
Depreciation and amortization.......        137           53           6           3           --          --         199
Operating income (loss).............        159          131          27         (16)          --          --         301
Total assets........................      3,683        2,486       2,821         404       (1,841)         --       7,553
Expenditures for additions to
  long-lived assets.................        206           79           3          --           --          --         288
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2000:
Revenues from external customers....      4,445          177      16,150           1           --         816      21,589
Intersegment revenues...............         34          202         578          --         (814)         --          --
Depreciation and amortization.......        145           55          11           3           --          --         214
Operating income (loss).............        121          137          86         (12)          --          --         332
Total assets........................      4,518        2,358          --         448         (748)         --       6,576
Expenditures for additions to
  long-lived assets.................        195           61          27           8           --          --         291
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2001:
Revenues from external customers....      4,638          225          --          --           --         181       5,044
Intersegment revenues...............          5          108          --          --         (113)         --          --
Depreciation and amortization.......        147           58          --           2           --          --         207
Operating income (loss).............        130          137          --          (1)          --          --         266
Total assets........................      3,732        2,361          --         495         (599)         --       5,989
Expenditures for additions to
  long-lived assets.................        209           54          --          --           --          --         263



                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        2000        2001
                                                              --------    --------    --------
                                                                       (IN MILLIONS)
RECONCILIATION OF OPERATING INCOME TO NET INCOME:
Operating income ..........................................   $    301    $    332    $    266
Interest expense ..........................................       (119)       (143)       (155)
Other, net ................................................         11           2          14
Income taxes ..............................................        (89)        (93)        (58)
Loss from discontinued operations .........................         (4)        (24)         --
                                                              --------    --------    --------
    Net income ............................................   $    100    $     74    $     67
                                                              ========    ========    ========
REVENUES BY PRODUCTS AND SERVICES:
Retail gas sales ..........................................   $  2,735    $  4,358    $  4,645
Wholesale energy and energy related sales .................      6,221      16,961          --
Gas transport .............................................        152         182         307
Energy products and services ..............................          7          88          92
                                                              --------    --------    --------
    Total .................................................   $  9,115    $ 21,589    $  5,044
                                                              ========    ========    ========
REVENUES BY GEOGRAPHIC AREAS
U.S. ......................................................   $  8,998    $ 20,539    $  5,044
Canada ....................................................        117       1,050          --
                                                              --------    --------    --------
    Total .................................................   $  9,115    $ 21,589    $  5,044
                                                              ========    ========    ========